Exhibit 99.1

Double Hull Tankers, Inc. Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006
	March 31, 2007 (unaudited)	December 31, 2006
	(Dollars in thousands except per share amounts)
ASSETS
Current assets
Cash and cash equivalents	$16,635	$17,680
Voyage receivables from OSG	3,163	4,009
Unrealized gain on interest rate swap	525	1,712
Prepaid expenses	631	331
Prepaid technical management fee to OSG	1,281	1,324

Total current assets	22,235	25,056
Vessels, net of accumulated depreciation	318,406	322,577
Other assets, including deferred debt issuance cost	1,367	1,407

Total assets	$342,008	$349,040

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,736	$3,456
Deferred shipping revenues	5,970	6,169

Total current liabilities	9,706	9,625
Long term debt	236,000	236,000

Stockholders' equity
Preferred stock ($0.01 par value, 1,000,000 shares authorized, none issued or outstanding)	—	—
Common stock ($0.01 par value, 100,000,000 authorized, 30,013,954 and 30,009,250 shares issued and outstanding, respectively)	300	300
Additional paid-in capital	108,469	108,395
Retained Earnings	(12,992)	(6,992)
Accumulated other comprehensive income	525	1,712

Total stockholders' equity	96,302	103,415

Total liabilities and stockholders' equity	$342,008	$349,040

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated Statements of Operations (Unaudited)
	Three months ended March 31,
	2007	2006
	(Dollars in thousands except per share amounts)
Shipping Revenues	$20,231	$24,198

Ship Operating Expenses:
Vessel expenses	4,775	4,496
Depreciation	4,171	4,171
General and administrative	807	604

Total Ship Operating Expenses	9,753	9,271

Income from Vessel Operations	10,478	14,927

Interest Income	220	196
Interest Expense and Amortization of Deferred Debt Issuance Costs	(3,492)	(3,468)

Income before Income Taxes	7,206	11,655
Provision for Income Taxes	—	—

Net Income	$7,206	$11,655

Basic Net Income per Share	$0.24	$0.39

Diluted Net Income per Share	$0.24	$0.39

Shares Used in Computing Basic Net Income per Share	30,013,954	30,006,250
Shares Used in Computing Diluted Net Income per Share	30,027,438	30,013,806

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated Statement of Changes in Stockholders' Equity (Unaudited)

	Common Stock
			Paid-in Additional Capital	Accumulated Earnings/ (Deficit)	Accumulated Other Comprehensive Income/(Loss)
	Shares	Amount				Total
	(Dollars in thousands)
Balance at January 1, 2007	30,009,250	$300	$108,395	$(6,992)	$ 1,712	$103,415
Net Income				7,206		7,206
Other Comprehensive Income, effect of derivative instruments					(1,187)	(1,187)

Other Comprehensive Income						6,019

Cash Dividends Declared				(13,206)		(13,206)
Deferred Compensation Related to Options and Restricted Stock Granted	4,704		74			74

Balance at March 31, 2007	30,013,954	$300	$108,469	$(12,992)	$ 525	$96,302

See notes to consolidated financial statements.

Double Hull Tankers, Inc.
Consolidated Statements of Cash Flow (Unaudited)
	Three months ended March 31,
	2007	2006
	(Dollars in thousands)
Cash Flows from Operating Activities:
Net income	$7,206	$11,655
Items included in net income not affecting cash flows:
Depreciation	4,171	4,171
Amortization, including deferred finance charges	40	40
Deferred compensation related to options and restricted stock granted	74	15
Changes in operating assets and liabilities:
Receivables	846	(1,186)
Prepaid expenses	(257)	101
Accounts payable and accrued expenses	280	524
Deferred shipping revenues	(199)	(364)

Net cash provided by operating activities	12,161	14,956

Cash Flows from Investing Activities:
Net cash (used in) investing activities	—	—

Cash Flows from Financing Activities:
Cash dividends paid	(13,206)	(12,903)

Net cash (used in) financing activities	(13,206)	(12,903)

Net (decrease)/increase in cash and cash equivalents	(1,045)	2,053
Cash and cash equivalents at beginning of period	17,680	15,893

Cash and cash equivalents at end of period	$16,635	$17,946

Interest Paid	$3,428	$3,408

See notes to consolidated financial statements.

NOTES TO DOUBLE HULL TANKERS, INC.
CONSOLIDATED AND PREDECESSOR
COMBINED CARVE-OUT FINANCIAL STATEMENTS

General

Double Hull Tankers, Inc. (the “Company”) was incorporated on April 14, 2005 under the laws of Marshall Islands as a wholly owned indirect subsidiary of Overseas Shipholding Group, Inc. (“OSG”). In October 2005, the Company completed its initial public offering (“IPO”) by issuing and selling to the public 16,000,000 common shares, par value $0.01 per share, at a price to the public of $12.00 per share, raising gross proceeds of $192 million before deduction of underwriting discounts, commissions and expenses of approximately $13.8 million. On the date of the IPO, the Company also raised $236 million of secured debt (before expenses of approximately $1.6 million). Simultaneously with the IPO, the Company acquired seven double hull tankers consisting of three very large crude carriers, or VLCCs, and four Aframax vessels (collectively, the “Vessels”) from subsidiaries of OSG in exchange for cash and shares of its common stock. The Company chartered these Vessels back to subsidiaries of OSG. The aggregate purchase price for the Vessels was $580.6 million, of which $412.6 million was in the form of cash and $168 million in the form of common stock. The Company treated the excess of the purchase price over OSG's $343.0 million aggregate book value of the Vessels, or $237.6 million, as a deemed dividend to OSG.

Subsequent to the IPO, an aggregate of 648,500 of these shares were sold by a subsidiary of OSG, in connection with the underwriters' exercise of their over-allotment option. The Company did not receive any proceeds from the sale of the over-allotment shares. As of December 31, 2006, OSG beneficially owned approximately 44.5% of the Company's outstanding common stock. On January 23, 2007, a wholly owned subsidiary of OSG sold 4.6 million shares of the Company's common stock in a registered public offering, reducing OSG's beneficial ownership in the Company to approximately 29.2%, which also was the ownership as of March 31, 2007.

The Vessels are owned by seven Marshall Islands subsidiaries of the Company. The primary activity of each of the Vessel subsidiaries is the ownership and operation of a Vessel. The following table sets out the details of the Vessel subsidiaries included in these consolidated financial statements:

Company	Vessel name	Dwt	Flag State	Year Built
Chris Tanker Corporation	Overseas Chris	309,285	Marshall Islands	2001
Ann Tanker Corporation	Overseas Ann	309,327	Marshall Islands	2001
Regal Unity Tanker Corporation	Overseas Regal	309,966	Marshall Islands	1997
Cathy Tanker Corporation	Overseas Cathy	112,028	Marshall Islands	2004
Sophie Tanker Corporation	Overseas Sophie	112,045	Marshall Islands	2003
Ania Aframax Corporation	Overseas Ania	94,848	Marshall Islands	1994
Rebecca Tanker Corporation	Overseas Rebecca	94,873	Marshall Islands	1994

Effective October 18, 2005, the Company chartered the Vessels to subsidiaries of OSG for terms of five to six and one-half years at basic hire amounts which are essentially fixed. In addition, the time charter arrangements include a profit sharing component that gives the Company the opportunity to earn additional hire when Vessel earnings exceed the basic hire amounts set forth in the charters. The Vessels are operated in the Tankers International Pool and the Aframax International Pool and the Company expects the potential to earn additional hire will benefit from the utilization rates realized by these pools. In a pooling arrangement, the net revenues generated by all of the vessels in a pool are aggregated and distributed to pool members pursuant to a pre-arranged weighting system that recognizes each vessel's earnings capacity based on its cargo capacity, speed and fuel consumption, and actual on-hire performance.

Each time charter may be renewed by OSG on one or more successive occasions for periods of one, two or three years, up to an aggregate of five, six or eight years, depending on the Vessel. If a time charter is renewed, the charter terms providing for profit sharing will remain in effect and the charterer, at the time of exercise, will have the option to select a basic charter rate that is equal to (i) 5% above the published one-, two- or three-year time charter rate (corresponding to the extension length) for the Vessel's class, as decided by a shipbrokers panel, or (ii) the basic hire rate set forth in the applicable charter. The shipbrokers panel will be The Association of Shipbrokers and Agents Tanker Broker Panel or another panel of brokers mutually acceptable to us and OSG.

Effective October 18, 2005, the Company also entered into ship management agreements with Tanker Management Ltd., a wholly owned subsidiary of OSG. The ship management agreements provide for the technical management of the Vessels. The basic hire rate for each of the Vessels and the technical management fee are payable monthly in advance.

Note A--Summary of significant accounting policies:

Basis of presentation and accounting

The Company consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The consolidated financial statements include the assets and liabilities of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation or combination.

Cash and cash equivalents

Interest-bearing deposits that are highly liquid investments and have a maturity of three months or less when purchased are included in cash and cash equivalents. Cash and cash equivalents of $16.5 million as of March 31, 2007 are pledged as described in Note C and are held at a single financial institution. The carrying value of cash and cash equivalents approximates its fair value.

Vessels

At October 18, 2005, the Company recorded the Vessels at their historical cost to OSG Crude. The Vessels are being depreciated over periods ranging from 14 to 23 years, which represent the Vessels' remaining life at the date of acquisition from OSG Crude. For the periods through October 17, 2005, the Vessels are recorded at cost and are depreciated to their estimated salvage value on the straight-line basis, using a vessel life of 25 years. Each Vessel's salvage value is equal to the product of its lightweight tonnage and an estimated scrap rate per ton. Accumulated depreciation was $134,781,050 and $130,610,280 at March 31, 2007 and December 31, 2006, respectively.

Deferred drydock expenditures

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven Vessels in exchange for a fee that is fixed for the first two years of the agreement. As part of the management agreement, OSG is responsible for drydocking costs.

Impairment of long-lived assets

The carrying amounts of long-lived assets held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the asset's carrying amount. This assessment is made at the individual Vessel level since separately identifiable cash flow information for each Vessel is available. The amount of an impairment charge, if any, would be determined using discounted cash flows.

Deferred finance charges

Finance charges incurred in the arrangement of debt are deferred and amortized to interest expense on a straight-line basis over the life of the related debt. Deferred finance charges of $1,367,146 and $1,407,145 are included in other assets at March 31, 2007 and December 31, 2006, respectively. Amortization of deferred finance charges amounted to $39,999 for the period from January 1, 2007 to March 31, 2007 and $39,999 for the period from January 1, 2006 to March 31, 2006.

Revenue and expense recognition

Revenues from time charters and bareboat charters are accounted for as operating leases and are thus recognized ratably over the rental periods of such charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period.

The Vessels owned by the Company operated in either the Tankers International Pool (VLCCs) or the Aframax International Pool (Aframaxes) during the period from January 1, 2007 to March 31, 2007 and the period from January 1, 2006 to March 31, 2006. For vessels operating in such pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Ship operating expenses include voyage expenses. Vessel expenses include crew costs, vessel stores and supplies, lubricating oils, maintenance and repairs, insurance and communication costs.

As part of the time charters the Company has entered into with subsidiaries of OSG with respect to its seven Vessels, the Company has the opportunity to earn additional hire when Vessel earnings exceed the basic hire amounts set forth in the charters. Additional hire, if any, is calculated and paid quarterly in arrears and recognized as revenue in the quarter in which it was earned.

On October 18, 2005, the Company entered into a management agreement with Tanker Management Ltd., a subsidiary of OSG, for the technical management of its seven Vessels in exchange for a fee that is fixed for the first two years. This management agreement covers, among others, costs related to crewing, maintenance, ordinary repairs, scheduled drydockings, insurance deductibles and other Vessel operating expenses, but excluding insurance premiums.

Derivatives

Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Investments and Hedging Activities” (“FAS 133”) requires the Company and OSG Crude to recognize all derivatives on the balance sheet at fair value. If the derivative is an effective hedge, a change in the fair value is either offset against the change in fair value of the hedged item or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of effective hedges is immediately recognized in income. Derivatives that are not effective hedges are fully adjusted through income.

The Company uses an interest rate swap to convert interest-bearing debt from floating to fixed rate. The swap is designated and qualify as a cash flow hedge. The Company assumes no ineffectiveness since the interest rate swap meets the conditions required under FAS 133 to apply the critical terms method for prepayable debt.

Comprehensive Income

Accumulated other comprehensive income consists entirely of unrealized gains and losses on a derivative instrument.

Foreign currency

The functional currency of the Company and each of the Vessel subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in other currencies are translated at the year end exchange rates. Foreign currency revenues and expenses are translated at transaction date exchange rates. Exchange gains and losses are included in the determination of net income.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B--Accounts payable and accrued expenses:

Accounts payable and accrued expenses consist of the following:

	March 31, 2007	Dec. 31, 2006

Interest	$2,832,000	$2,835,000
Insurance	—	213,000
Accounts payable	133,000	57,000
Other	771,000	351,000
	$3,736,000	$3,456,000

Note C--Debt:

On October 18, 2005, the Company entered into a $401,000,000 secured credit facility with The Royal Bank of Scotland for a term of ten years, with no principal amortization for the first five years. The credit facility consists of a $236,000,000 term loan, a $150,000,000 vessel acquisition facility and a $15,000,000 working capital facility. The Company is the borrower under the credit facility and each of its seven Vessel owning subsidiaries have guaranteed its performance thereunder. The facility is secured by, among other things, first priority mortgage on the Company's seven Vessels, assignment of earnings and insurances and the Company's rights under the time charters for the Vessels and the ship management agreements, and a pledge of the balances in the Company's bank accounts. The credit facility provides that the Company may not pay dividends if the charter-free market value of the Company's vessels that secure the credit facility is less than 135% of the Company's borrowings under the facility plus the actual or notional cost of terminating any interest rate swaps that the Company enters, if there is a continuing default under the credit facility or if the payment of the dividend would result in a default or breach of a loan covenant. Interest is payable quarterly in arrears.

The entire amount available under the $236,000,000 term loan was borrowed upon the completion of the IPO to fund a portion of the purchase price for the seven Vessels that the Company acquired from OSG.

Borrowings under the term loan and the working capital facility bear interest at an annual rate of LIBOR plus a margin of 0.70%. Borrowings under the vessel acquisition portion of the credit facility bear interest at an annual rate of LIBOR plus a margin of 0.85%. To reduce the exposure to fluctuations in interest rates, the Company has entered into a five year interest rate swap effective October 18, 2005 pursuant to which the interest rate on the full amount of the Company's $236,000,000 term loan was fixed at 5.6%. The Company is required to pay a commitment fee of 0.3% per annum, which will be payable quarterly in arrears, on the undrawn portion of the facility.

The effective interest rate for debt outstanding at March 31, 2007 and December 31, 2006 was 5.6% as a result of a related interest rate swap (see Note D).

The Company will be required to repay the term loan commencing three months after the fifth anniversary of the facility closing date (October 18, 2005) in twenty quarterly installments of $6,062,500 and a final repayment of $114,750,000 occurring simultaneously with the last quarterly repayment. In addition, the vessel acquisition facility will reduce (with any excess borrowing becoming repayable at the time of reduction) quarterly commencing three months after the fifth anniversary of the facility closing date in increments of $7,500,000. The working capital facility will also reduce (with any excess borrowing becoming repayable at the time of reduction) commencing three months after the fifth anniversary of the facility closing date in twenty quarterly installments of $750,000.

As of March 31, 2007 and December 31, 2006, all of the net book amount of the Company's seven Vessels, is pledged as collateral under the debt agreement.

The carrying amounts of the loans approximate their fair value.

Note D--Derivatives:

As of March 31, 2007, the Company is party to a floating-to-fixed interest rate swap that is being accounted for as a cash flow hedge with a notional amount of $236,000,000 pursuant to which the Company pays a fixed rate of 5.6% and receives a floating rate based on LIBOR. The swap expires on October 18, 2010. As of March 31, 2007, the Company has recorded an asset of $524,737 in gain/(loss) on interest rate swap relating to the fair value of the swap. This unrealized gain has been recorded to accumulated other comprehensive income/(loss). The fair value of interest rate swaps is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date.

Note E--Accumulated other comprehensive income/(loss):

The accumulated other comprehensive income arises from unrealized gain/(loss) on derivative instruments. Comprehensive income was $6,019,000 and $15,859,000 for the three months ended March 31, 2007 and 2006, respectively.

Note F--Taxes:

No income taxes have been provided herein because the Company is a foreign corporation that would not be subject to United States federal income taxes. Further, the Company is not subject to income taxes imposed by the Marshall Islands, the country in which it is incorporated.

Note G--Stock Compensation:

In connection with the IPO, the Company awarded a total of 6,250 shares of restricted common stock to its CEO and CFO. These shares are non-transferable until they vest, which occurs ratably over a four-year period. The aggregate fair market value of the shares on the grant date, $75,000, is being amortized to compensation expense over the vesting period of four years, using the straight-line method. In addition, also in connection with the IPO, the Company awarded its CEO and CFO stock options to purchase a total of 69,448 shares of common stock at an exercise price of $12.00 per share. These stock options vest ratably over a three-year period and expire ten years from the date of grant. The Company follows Financial Accounting Standards Board Statement No. 123 (R), “Share-Based Payment” and related Interpretations in accounting for its stock-based compensation. The fair value of the options granted were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.69%, dividend yield of 10.42%, expected stock price volatility of 0.31 and expected life of 6 years. The aggregate fair market value of the stock options on the grant date, $75,000, is being amortized to compensation expense over the vesting period of three years, using the straight-line method.

On February 19, 2007, the CEO and CFO, each exercised 11,757 options in a “cash-less” exercise and 2,352 shares were issued to each.

The Company awarded a total of 3,000 shares of restricted common stock to its directors on May 10, 2006. These restricted shares vested on October 18, 2006. At the date of the award, the fair market value of the Company's common stock was $12.79 per share. The aggregate fair market value of the shares on the grant date was amortized to expense over five months, using the straight-line method.

The Company awarded a total of 24,397 shares of restricted common stock to its CEO and CFO on November 8, 2006, of which 6,250 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to continued employment and 18,147 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to certain market conditions.  At the date of the award, the fair market value of the Company's common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

The Company awarded a total of 10,842 shares of restricted common stock to its directors on November 8, 2006, of which 3,000 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to continued office and 7,842 shares vest in three equal amounts in May 2007, May 2008 and May 2009 subject to certain market conditions. At the date of the award, the fair market value of the Company's common stock was $13.785 per share. The aggregate fair market value of the shares on the grant date is being amortized to expense from November 2006 to May 2009.

Total stock-based compensation expense was $74,379 for the period from January 1, 2007 to March 31, 2007 and $10,872 for the period from January 1, 2006 to March 31, 2006.

Note H--Charters-out:

The future minimum revenues expected to be received on the time charters for the Company's seven Vessels and the related revenue days (revenue days represent calendar days, less days that Vessels are not available for employment due to repairs or drydock) are as follows:

	Amount	Revenue Days
April 1 to December 31, 2007	$54,051,700	1,903
2008	73,090,200	2,562
2009	73,146,000	2,555
2010	70,830,200	2,407
2011	43,434,000	1,328
Thereafter	4,610,100	127
Net minimum charter payments	$319,162,200	10,882

Future minimum revenues do not include any additional hire from the profit sharing component of the charter agreements. Revenues from a time charter are not received when a Vessel is off-hire, including time required for normal periodic maintenance of the Vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each Vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Note I--Subsequent events:

In May 2007, the Company declared a dividend of $11,405,302 or $0.38 per share, payable on June 12, 2007 to stockholders of record as of May 29, 2007.